REGULATION C OFFERING STATEMENT DATED September 15, 2016

RockmaniaLive, Inc.



3112 Hutton Dr.
Beverly Hills, CA 90210
www.rockmanialive.com

Up to 1,000,000 shares of Common Stock.

Minimum purchase: One Thousand (1,000) shares @ $1.00 each for $1,000

Total Raise $1,000,000

We are offering a maximum of 1,000,000 shares of common stock ("Common Stock") on a "best efforts" basis. The target offering amount necessary to close this offering is $250,000. If we do not raise our target offering amount by November 26, 2016, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis. See "Plan of Distribution" and "Securities Being Offered" for a description of our shares.

	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$1.00	$0.00	$0.975
Target Offering Amount	250,000	$250,000.00	$0.00	$243,750
Maximum Offering Amount	1,000,000	$1,000,000.00	$0.00	$975,000.00

(1)   The fee for posting on Startengine.com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.025 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.

(2)   We do not intend to use commissioned sales agents or underwriters.

(3)   Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on Startengine.com. See "Use of Proceeds" and "Plan of Distribution".

- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**

- **will notify investors when the target offering amount has been met.**

- **If we reach the target offering amount prior to November 26, 2016, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material**

change that would require an extension of the offering and reconfirmation of the investment commitment).

- **If an investor does not cancel an investment commitment at least 48 hours prior to November 26, 2016, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**
- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to <u>www.investor.gov.</u>

There is currently no trading market for our Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 6.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors", "Use of Proceeds", and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We urge you to read this offering statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

OFFERING SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering circular, including, but not limited to, the risk factors beginning on page 6. References to "we," "us," "our," or the "Company" mean RockmaniaLive, Inc.

Our Company

RockmaniaLive, Inc. is a Delaware corporation ("RML", "we", "us" or the "Company") that creates a uniquely reimagined live entertainment experience featuring the music of Classic Rock artists (Led Zeppelin, The Rolling Stones, AC/DC, The Who, Pink Floyd, Paul McCartney) performed by local vocalists, accompanied by a full orchestra, and surrounded by a sophisticated and immersive visual experience. As these artists retire from touring, RML provides their millions of fans with a unique live concert experience, all while adding modern production elements and reaching the nostalgic core of an affluent customer base.

RML produces, promotes and delivers an immersive live entertainment experience with Cirque de Soleil level quality of performance at a mid-to-high price point that remains accessible for its target audience. Similar to production platforms like Cirque De Soleil, Blue Man Group, etc., RML is a scalable brand and production platform that supports simultaneous performances across multiple venues, but with much larger market reach, lower production costs, and a sizable fan base for its already existing musical content. Performances will take place simultaneously in multiple markets across the United States and the world. The performances will have a community element by utilizing local orchestras, but will feature consistent visual content and a specific set list. The combination of a professionally-produced immersive experience combined with performers and venues with ties to specific communities and markets allows for a uniquely scalable business model.

RML designs, creates and produces 100% of its original audio and video content and exclusively retains all creative, financial and legal rights to such content. RML makes use of the same licenses and rights that cover and tribute musicians use to produce, perform and sell their audio content – all without permission or licenses required by the original artists, producers or rights holders. This is the only way they are similar, as the scalability and production value of RML's business model is vastly greater than existing live music adaptation models.

Revenue will be generated through several sources including live event ticket sales, digital and vinyl music sales, direct to consumer merchandise, corporate sponsorship and content licensing to international production and promotion partners outside of North America. Profitability is projected to increase as the size and number of productions increase (again with no capacity constraints). Further profitability is expected to increase due to a favorable operating cost model where recording and content creation is a one-time, upfront cost followed by predictable and manageable variable costs.

At the helm of RML is a seasoned team of production and creative executives, all of whom have achieved success in their respective fields which they bring to bear to the future growth of RML. Music-industry heavyweights Abbey Konowitch (former record and television executive at MTV, Disney Music, and Madonna's Maverick Records), Rob Cavallo (Grammy award winning producer of Green Day, Dave Mathews, Fleetwood Mac, and more) and Tommy Tallarico (creator of global phenomenon Video Games Live) drive the vision, creation and execution of RML's content and live production – supported by a hand-picked core of elite visual design and production executives. Compensation for the management team is almost entirely equity based – aligning incentives with investors and minimizing overhead expenses.

The goal of RML is create a scalable live entertainment platform that builds upon the legacy of the classic rock era in a manner that invokes the nostalgia and emotion of the original performances, while adding modern production elements that appeal to a broader audience. RML believes there are no physical, personal or logistical constraints on growth and expects to be the next live entertainment phenomenon that will reach audiences across the world and across generations.

The Offering

Securities Offered	1,000,000 (maximum shares of common stock)
Shares of Common Stock outstanding pre-offering (including options granted)*	9,000,000
Maximum Number of Shares of Common Stock outstanding post-offering (excluding shares which may be issued outside this offering)	10,000,000

The net proceeds of this offering will be used primarily to fund content creation, performance production, promoter marketing/outreach and working capital needs.

Investing in our Common Stock involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

* See table of Principal Security Holders for additional detail

<center>RISK FACTORS</center>

An investment in our Common Stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Common Stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Preliminary Stage Business

The Company was formed as a California limited liability company on January 29, 2015, and converted to a Delaware corporation in September 2016. While the Company has assembled its management team, created baseline content, and vetted the legal aspects of its business model, the Company has not yet generated revenue. The Company's proposed operations are subject to all business risks associated with new enterprises. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

The market for reimagined live performances of classic rock music is not new, and it features a group of established competitors along with recent more dynamic entrants targeted at a younger audience. While there can be no assurance that the Company's competitors will not develop content or programming that may be more popular than the Company's current or future assets, current competition does not offer the combined immersive high-quality audio/visual experience of RML. Existing competition is generally music-centric without a compelling visual component, and may be limited to a single band's catalogue or targeted toward a niche audience.

Inadequacy of Funds

Funds raised in this Offering will be used primarily for content development and event production targeted towards industry buyers and influencers. While a portion of the required funds will be acquired through a simultaneous convertible debt offering, additional capital may be raised through a future equity offering.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of its management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Holder

The Company's majority owner, CEO and Board Chairman is, and will remain for the foreseeable future, Abbey Konowitch. While shares of Common Stock do include voting rights, investors will not be able to control the management of the Company.

Intellectual Property Rights

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may be required by a court to alter our content, production approach and/or marketing materials, which could interfere with show bookings, music and merchandise sales and licensing opportunities, or we may have to pay damages that could, in turn, harm our results of operations.

Dilution

<center>6</center>

The Company's Board of Directors (the "Board"), consisting of Abbey Konowitch, Rob Cavallo and three (3) other persons soon to be appointed and/or elected by Konowitch, has the authority to authorize the Company to issue additional shares of the Company's stock (including Common Stock and preferred stock) and to establish the rights and preferences with respect to such additional shares of stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company intends to reserve additional Common Shares for issuance under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through shares of preferred stock with terms and preferences to be determined in the sole discretion of the Board. Preferred shares would likely be senior to the Company's Common Stock on liquidation and may have other preferential rights such as the right to appoint a member of the Company's Board of Directors or a right to receive a preferred return on investment. Such future issuances of preferred or Common Stock may dilute a purchaser's investment in this offering.

Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Common Stock. No public market exists for the Common Stock and no market is expected to develop.

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

THE COMPANY IS OFFERING THE COMMON STOCK PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE COMMON STOCK, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S BYLAWS AND OTHER GOVERNING DOCUMENTS THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that, at a per share Common Stock price of $1.00, the net proceeds from the sale of the 1,000,000 shares of Common Stock in this offering will be approximately $915,000 after deducting the estimated offering expenses of approximately $85,000.

The net proceeds of this offering will be used primarily to create and produce content, provide working capital for expansion/pre-development activities, market the Company to industry buyers and influencers and provide overhead for the Company's operations.[1]

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Gross Proceeds	$ 250,000	$ 1,000,000
Less: Offering Expenses		
a. StartEngine Fees (2.5% of 5% total fee)	$ 6,250	$ 25,000
b. Campaign Marketing	$ 50,000	$ 50,000
c. Professional Fees	$ 10,000	$ 10,000
Net Proceeds	**$ 183,750**	**$ 915,000**
Uses of Net Proceeds		
a. Content Creation	$ 183,750	$ 800,000
b. Marketing	$ -	$ 50,000
c. Corporate Overhead	$ -	$ 40,000
d. Working Capital	$ -	$ 25,000
Total Uses	**$ 183,750**	**$ 915,000**

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The $50,000 in "Campaign Marketing" has been advanced to the Company as part of its Marketing Fund Advance Program.

BUSINESS

Company Background and General Overview

The Company's objective is to become a recognized platform and brand in the live entertainment space, with a targeted but inclusive focus on Classic Rock. RockmaniaLive! will deliver the ultimate rock symphonic performances of legendary classic rock albums (i.e. Dark Side of the Moon, Houses of the Holy, and Who's Next) immersed in a multi-media environment. As iconic artists continue to retire from touring at an increasing pace, RockmaniaLive! will provide the artists' millions of fans with a unique live concert experience that allows the legacy to continue while creating a medium to engage an entirely new fan base of younger, multi-dimensional music consumers.

The Market

The audience for classic rock is sizeable and growing, with the highest levels of disposable income of any demographic. This audience values experience, nostalgia and quality, and is willing to pay for it. They over-index in the purchase of expensive tickets for popular, relevant shows in all live music categories. In looking at the U.S. market alone:

- The typical Classic Rock audience (ages 35-69) numbers more than 100 million people in the U.S.
- Most active concertgoers are aged 35-54, accounting for 17% of the U.S. population, but 43 percent of all concert-goers
- In the U.S. 10 million people attend rock concerts each year while 17 million attend a theatrical show
- Half of the U.S. adult population will be over 50 by 2017
- The U.S. adult population over 50 represents $2.4 trillion in annual income and the largest percentage of disposable income (70% by 2017)

Development Plan

The Company is currently in development for its first of three planned album series, likely to be either *Houses of the Holy*, *Night at the Opera*, *Who's Next* or *Dark Side of the Moon*. Following industry-only premieres in Los Angeles, New York and London, the Company will commence advance bookings for U.S. and European venues which will include performing arts centers, major market orchestra venues and outdoor music festivals.

We project to produce and deploy one major album of content per year for the years 2016, 2017 and 2018, which will create ongoing relationships with venues, promoters and licensing partners. By continuously producing new content to be performed, sold and licensed to an increasing audience, RML will have constant touch points and follow-up opportunities with both our direct fans as well as our business intermediaries. This trajectory is projected to continue beyond 2018 as there is no shortage of adaptable music and content, and the live opportunities to experience Classic Rock from the original artists will only continue to diminish with time, fueling the appetite for RML's product.

Within the next three years, RML intends to expand throughout North America, Europe and China, building an international production platform and brand recognized for Las-Vegas quality live entertainment and Grammy-level music production for retail distribution.

Revenue Model

As a live event production company, RML's revenue model is grounded in ticket sales and promoter advances derived from an ongoing series of live performances that will showcase the Company's proprietary audio and visual content. It is also projected that the Company will be able to generate additional revenue via digital and physical media sales of the musical recordings upon which the live shows are built. Complementing these revenue streams will be corporate sponsorships from companies that are looking to market to and connect

with the demographic profile of the RML audience which leads all market segments in terms of discretionary income and personal net worth.

Employees

RML currently has no employees, and intends to keep its number of employees at the minimum. Further, the management team does not draw salaries at this time. All of RML's management team members are compensated through equity with minimal stipends, with all creative and logistical services provided through contractual arrangements. Much like an independent movie production, it is uncommon to carry significant overhead (salary, offices, etc.) but very common for management to be in the same financial boat as investors.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has secured the trademark of the RockmaniaLive! logo and tagline. All audio and visual content produced will remain the proprietary IP of the company.

Indebtedness

The Company had the following indebtedness outstanding as of September 1, 2016:

Initial Founder Capitalization: Zero Interest Credit Facility
Inception Date: February 1, 2015
Amount Outstanding: $277,000
Interest Rate: 0%
Annual Interest Payment: $0
Principal Maturity Date: None/Revolving
Security: None
Covenants: None

Audio Content Creation: Producer Promissory Note
Inception Date: February 1, 2015
Amount Outstanding: $40,000
Interest Rate: 6%
Annual Interest Payment: $0
Principal Maturity Date: December 1, 2016
Security: None
Covenants: None

Concurrent Offerings

Certain high net worth individuals, family investment offices and music production companies have been offered the opportunity to invest in the Company via a convertible debt instrument in increments of $250,000 (or such other increments as shall be determined by the Company). Convertible debt investors would accrue interest on their principal amounts invested and would not be paid interest in cash. Principal and accrued interest under such convertible debt instruments would convert into shares of preferred or other stock issued to new investors in a subsequent capital raise following the Offering (subject to certain conditions), or if the Company does not complete such a capital raise within thirty (30) months following the issuance date of such convertible debt, principal and accrued interest will convert into shares of Common Stock, in each case pursuant to valuations set forth in the convertible debt instruments. However, such conversion would not take place as part of or in connection with the Offering.

The first year of Company operations has been exclusively devoted to legal research, music composition and recording, business development and business model finalization. At this, the end of our pre-revenue stage, we now transition towards full content development, event production and marketing outreach to both venues and promoters in the U.S. and Europe. Losses generated to date are due to expenses and investment in concept architecture and legal vetting, along with associated professional fees.

We anticipate profitability upon the completion of the full first year of performances of our first album series, with the expectation to apply operational cash flow towards the development of the next album series to minimize the need for additional capital. However, there is no guarantee that we will reach profitability at that time, or ever.

RESULTS OF OPERATIONS – YEAR ENDED 12/31/2015

Revenue

The Company was in the midst of its development and vetting phase and thus did not record revenue.

Operating Costs

The Company incurred expenses of $33,749 in its development and vetting efforts to prepare for full content development and event production.

Liquidity and Capital Resources

As of December 31, 2015, we had total assets of $170,325 all of which represents capitalized development costs and preliminary musical content. Since then, CEO Abbey Konowitch has continued to fund development efforts through the indebtedness described above, however the next phase of investment to operationalize the Company is an amount that requires external capital.

PLAN OF OPERATIONS

As expected, the Company has begun its final pre-revenue phase of content development and business-to-business marketing which will be the most capital intensive. As such, the Company has yet to generate revenue (and any associated profit) which has been anticipated in our operational and capital budgeting process. At this point, we make the transition from "design" to "build" and begin to incur the associated costs of paying musicians, studios, visual designer and production managers to create the scalable RockmaniaLive! experience.

To date, $317,000 has been loaned to the Company through the indebtedness described above, which has provided the necessary foundational capital to fund all pre-production efforts. We now seek to raise at least $250,000 and up to $1,000,000 in funding from this Offering to produce our first album series and stage initial performances for promoters, venue managers and sponsors in major entertainment markets. Upon completion of this phase, which management expects to take approximately 3 months, we will commence our core revenue-generating activities of live shows, music sales, licensing arrangements and sponsorship agreements that will place us in favorable revenue generation position. In the event that we do not immediately achieve our goals, or to increase our content production and marketing capabilities, we may seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed.

EXECUTIVE OFFICERS

Our executive officers as of September 1, 2016, are as follows:

Name	Position	Dates of Service
Abbey Konowitch	Founder, CEO & Executive Producer	Since inception
Rob Cavallo	EVP – Music Production	Since inception
Tommy Tallarico	EVP – Creative Production	Since inception

There are no family relationships between the executive officers. During the past five years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses. In addition to our officers, our management team contains a Chief Financial Officer, multiple legal advisors and a Head of Business Affairs.

Executive Officers

Abbey Konowitch – Founder, Chief Executive Officer & Executive Producer

35-year industry veteran whose experience and accomplishments include Head of Programming at MTV, Cofounder of (Madonna's) Maverick Records, leading Universal's MCA and Disney's Hollywood Records, and working with Whitney Houston, Grateful Dead, Alanis Morissette, Madonna, Sublime, Blink 182, Miley Cyrus and the Jonas Brothers.

Rob Cavallo – Executive Vice President: Music Production

Multiple Grammy Award-winning producer and Chairman of Warner Bros. Records who has worked with artists such as Linkin Park, Green Day, My Chemical Romance, Eric Clapton, the Goo Goo Dolls, Dave Matthews Band, Kid Rock, Alanis Morissette, Black Sabbath and Phil Collins. Rob has generated album sales in excess of 150 million units.

Tommy Tallarico – Executive Vice President: Creative Production

Co-creator & production designer of internationally-renowned Video Games Live & BT's Electronic Opus. Tallarico holds two Guinness Book World Records for the most performances ever done by a touring symphony shows (361) and the largest live symphony show in China! Tallarico is also a preeminent video game composer.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Officers have elected to receive options to purchase shares of Common Stock in lieu of cash compensation until such a point where RML operations support such expenses and content development is sufficiently capitalized.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Title	Number & Class of Securities	% Voting Power Prior to Offering
Abbey Konowitch	CEO	7,000,000 shares of Common Stock	87.5%
Rob Cavallo	EVP	1,000,000 shares of Common Stock*	12.5%
Tommy Tallarico	EVP	500,000 option shares*	0%
Holly Browde	EVP	250,000 option shares*	0%
Ravin Bisla	CFO	250,000 option shares*	0%

* To be issued prior to close of the Offering

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OUR SECURITIES

The Company's authorized capital consists of 20,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 8,000,000 shares of Common Stock are outstanding as of September 30, 2016. In addition, there is a stock option pool consisting of 1,500,000 shares of Common Stock reserved for the Company's 2016 stock option plan.

Common Stock

Voting Rights. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding shares of Preferred Stock hereafter issued, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. The payment of dividends on the shares of Common Stock will be a business decision to be made by the Board from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on shares of Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of shares of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock.

Absence of Other Rights or Assessments. Holders of shares of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to shares of Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

Preferred Stock

The Board of Directors shall be authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any preferred stock so designated and issued would have priority over Common Stock with respect to dividend or liquidation rights. Any future issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by holders of shares of preferred stock and may adversely affect the voting and other rights of the holders of shares of Common Stock. At present, we have no plans to issue any shares of Preferred Stock or to adopt any new series, preferences or other classification of Preferred Stock, but we may decide to do so in the future. The Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized shares, unless otherwise required by law. If and to the extent our Certificate of Incorporation is amended or restated in the future, the Board's authority to issue such stock and establish additional classes or series of Preferred Stock without stockholder approval may be limited.

Bylaws

The Company has adopted customary Bylaws for a Delaware corporation. The Bylaws do, however, include the Restrictions on Transfer outlined below.

The foregoing description of the Company's securities, as well as references to the terms and provisions of the Certificate of Incorporation and the Company's Bylaws, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which shall be furnished upon request.

Transfer Agent and Registrar

FundAmerica Securities, LLC is the Company's transfer agent for our shares of Common Stock.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1)   to the Company, which will maintain a right of first refusal on all transfers;

(2)   to an accredited investor (as defined below in "PLAN OF DISTRIBUTION");

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

PLAN OF DISTRIBUTION

We are offering a minimum of 250,000 shares of Common Stock (the "Target Offering Amount") and a maximum of 1,000,000 shares of Common Stock (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before November 26, 2016 (the "Minimum Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Minimum Offering Period, the offering may continue until the earlier of November 1, 2016 (which date may be extended at our option) or the date when all shares have been sold (the "Offering Period"). At any time during the Offering Period, the Company may accept and finalize your investment.

We are not selling this Common Stock through commissioned sales agents or underwriters. We will use our existing website to provide notification of the offering. Persons who desire information will be directed to https://www.startengine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on Startengine.com.

The Startengine.com website will be the exclusive means by which prospective investors may subscribe in this offering. All interested investors will receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the offering and "what to expect" on the Startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the Website. During the Offering Period, interested investors will be able to log into the Startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in RockmaniaLive!

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of shares of Common Stock to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

In order to subscribe to purchase the shares of Common Stock, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or

- 10% of such investor's annual income or net worth (not to exceed an amount sold of $100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to accredited investors, as that term is defined in Regulation D Rule 501 under the Securities Act of 1933. An individual is an accredited investor if he/she meets one of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the "net value" of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future, with "net value" for such purposes being the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth; or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

We have engaged StartEngine Capital LLC, ("StartEngine") to serve as the intermediary through which the offering will be conducted. StartEngine is a registered intermediary with the SEC. They charge a 5% total fee on all funds raised. The StartEngine fee will be paid by the Company and the Investor, 2.5% each, or $0.025 per share of Common Stock. We will pay StartEngine an estimated $6,250 if we only raise the Target Offering Amount and $25,000 if we raise the Maximum Offering Amount.

We have engaged FundAmerica Securities, LLC, a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA), to perform the following administrative functions in connection with this offering in addition to acting as the escrow agent:

- review the subscription agreements to determine whether all of the necessary information has been obtained from the investors, to determine compliance with the investment limitation requirement, and to perform anti-money laundering checks;

- contact us and/or our agents, if needed, to gather additional information or clarification from investors;

- advise us as to permitted investment limits for investors pursuant to Regulation CF;

- provide us with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions (e.g., for underage investors or anti-money laundering reasons);

- serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend our securities, or provide investment advice to any prospective investor; and

- transmit the subscription information data to FundAmerica, which is also acting as our transfer agent.

As compensation for the services listed above, we have agreed to pay FundAmerica Securities up to $25 per investor for escrow and transaction processing fees, including anti-money laundering review, automated clearing house / wire transfer fees, and electronic signature fees. In addition, we will pay FundAmerica Securities $500 for escrow account set up.

FundAmerica has not investigated the desirability or advisability of investment in the securities offered hereby nor approved, endorsed or passed upon the merits of purchasing the securities offered hereby.

As transfer agent, FundAmerica will be paid a monthly administration fee of $25 per month for so long as the offering is being conducted.

RockmaniaLive! executives and contractors are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on RockmaniaLive! website. They also work with Startengine.com in developing the programming to be used for the actual investment process. They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities, except to gather additional information or clarification from persons who have subscribed to purchase securities on the Startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. will notify investors when the Target Offering Amount has been met. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to RockmaniaLive! upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website not later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.rockmanialive.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Delaware

The First State



   I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CONVERSION OF A CALIFORNIA LIMITED

LIABILITY COMPANY UNDER THE NAME OF "ROCKMANIALIVE, LLC" TO A

DELAWARE CORPORATION, CHANGING ITS NAME FROM "ROCKMANIALIVE, LLC"

TO "ROCKMANIALIVE, INC.",FILED IN THIS OFFICE ON THE TWENTY-SECOND

DAY OF SEPTEMBER, A.D. 2016, AT 11:32 O`CLOCK A.M.

   A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6160245 8100F

SR# 20165896301

Authentication: 203041277

Date: 09-22-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:32 AM 09/22/2016
FILED 11:32 AM 09/22/2016
SR 20165896301 - File Number 6160245

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is California.

2.) The jurisdiction immediately prior to filing this Certificate is California.

3.) The date the Limited Liability Company first formed is January 29, 2015.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is RockmaniaLive, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is RockmaniaLive, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 20th day of September, A.D. 2016.

By: ______________________

Name: Abraham Konowitch
Print or Type

Title: Incorporator
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ROCKMANIALIVE, INC." FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF SEPTEMBER, A.D. 2016, AT 11:32 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6160245 8100F

SR# 20165896301

Authentication: 203041277

Date: 09-22-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:32 AM 09/22/2016
FILED 11:32 AM 09/22/2016
SR 20165896301 - File Number 6160245

CERTIFICATE OF INCORPORATION OF ROCKMANIALIVE, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

1. The name of the corporation is RockmaniaLive, Inc. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, #101, Dover, Kent County, Delaware 19901. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation shall have authority to issue is 35,000,000, consisting of 25,000,000 shares of Common Stock, with a par value of $0.0001 per share, and 10,000,000 shares of Preferred Stock, with a par value of $0.0001 per share.

(a) Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The authority is expressly vested in the Board of Directors to establish and designate the series and to fix the rights, preferences, privileges and restrictions of any series of the Preferred Stock, including, without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and sinking fund terms.

5. The name and mailing address of the incorporator of the Corporation is:

Name	Address
Abraham Konowitch	3112 Hutton Drive Beverly Hills, CA 90210

6. Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity,

including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this paragraph eight shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any By-law adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**) or the Bylaws, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a direction or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 20th day of September, 2016.

Incorporator



By: _____

Name: Abraham Konowitch



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

EXECUTIVE OFFICERS

Our executive officers as of September 1, 2016, are as follows:

Name	Position	Dates of Service
Abbey Konowitch	Founder, CEO & Executive Producer	Since inception
Rob Cavallo	EVP – Music Production	Since inception
Tommy Tallarico	EVP – Creative Production	Since inception

There are no family relationships between the executive officers. During the past five years, none of the persons identified above has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses. In addition to our officers, our management team contains a Chief Financial Officer, multiple legal advisors and a Head of Business Affairs.

Executive Officers

Abbey Konowitch – Founder, Chief Executive Officer & Executive Producer

35-year industry veteran whose experience and accomplishments include Head of Programming at MTV, Cofounder of (Madonna's) Maverick Records, leading Universal's MCA and Disney's Hollywood Records, and working with Whitney Houston, Grateful Dead, Alanis Morissette, Madonna, Sublime, Blink 182, Miley Cyrus and the Jonas Brothers.

Rob Cavallo – Executive Vice President: Music Production

Multiple Grammy Award-winning producer and Chairman of Warner Bros. Records who has worked with artists such as Linkin Park, Green Day, My Chemical Romance, Eric Clapton, the Goo Goo Dolls, Dave Matthews Band, Kid Rock, Alanis Morissette, Black Sabbath and Phil Collins. Rob has generated album sales in excess of 150 million units.

Tommy Tallarico – Executive Vice President: Creative Production

Co-creator & production designer of internationally-renowned Video Games Live & BT's Electronic Opus. Tallarico holds two Guinness Book World Records for the most performances ever done by a touring symphony shows (361) and the largest live symphony show in China! Tallarico is also a preeminent video game composer.

ROCKMANIALIVE, LLC
BALANCE SHEET
DECEMBER 31, 2015
(unaudited)

	December 31, 2015
Assets:	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Member's Deficit:	
Accounts payable	$ 33,749
Related party advances	170,325
Current liabilities	204,074
Commitments and contingencies (Note 4)	-
Member's deficit	
Member's deficit	(204,074)
Total member's deficit	(204,074)
Total liabilities and member's deficit	$ -

See accompanying accountants' review report and notes to financial statements



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Business Plan

Company Background and General Overview

The Company's objective is to become a recognized platform and brand in the live entertainment space, with a targeted but inclusive focus on Classic Rock. RockmaniaLive! will deliver the ultimate rock symphonic performances of legendary classic rock albums (i.e. Dark Side of the Moon, Houses of the Holy, and Who's Next) immersed in a multi-media environment. As iconic artists continue to retire from touring at an increasing pace, RockmaniaLive! will provide the artists' millions of fans with a unique live concert experience that allows the legacy to continue while creating a medium to engage an entirely new fan base of younger, multi-dimensional music consumers.

The Market

The audience for classic rock is sizeable and growing, with the highest levels of disposable income of any demographic. This audience values experience, nostalgia and quality, and is willing to pay for it. They over-index in the purchase of expensive tickets for popular, relevant shows in all live music categories. In looking at the U.S. market alone:

o   The typical Classic Rock audience (ages 35-69) numbers more than 100 million people in the U.S.
o   Most active concertgoers are aged 35-54, accounting for 17% of the U.S. population, but 43 percent of all concert-goers
o   In the U.S. 10 million people attend rock concerts each year while 17 million attend a theatrical show
o   Half of the U.S. adult population will be over 50 by 2017
o   The U.S. adult population over 50 represents $2.4 trillion in annual income and the largest percentage of disposable income (70% by 2017)

Development Plan

The Company is currently in development for its first of three planned album series, likely to be either *Houses of the Holy, Night at the Opera, Who's Next* or *Dark Side of the Moon*. Following industry-only premieres in Los Angeles, New York and London, the Company will commence advance bookings for U.S. and European venues which will include performing arts centers, major market orchestra venues and outdoor music festivals.

We project to produce and deploy one major album of content per year for the years 2016, 2017 and 2018, which will create ongoing relationships with venues, promoters and licensing partners. By continuously producing new content to be performed, sold and licensed to an increasing audience, RML will have constant touch points and follow-up opportunities with both our direct fans as well as our business intermediaries. This trajectory is projected to continue beyond 2018 as there is no shortage of adaptable music and content, and the live opportunities to experience Classic Rock from the original artists will only continue to diminish with time, fueling the appetite for RML's product.

Within the next three years, RML intends to expand throughout North America, Europe and China, building an international production platform and brand recognized for Las-Vegas quality live entertainment and Grammy-level music production for retail distribution.

Revenue Model

As a live event production company, RML's revenue model is grounded in ticket sales and promoter advances derived from an ongoing series of live performances that will showcase the Company's proprietary audio and visual content. It is also projected that the Company will be able to generate additional revenue via digital and physical media sales of the musical recordings upon which the live shows are built. Complementing these revenue streams will be corporate sponsorships from companies that are looking to market to and connect with the demographic profile of the RML audience which leads all market segments in terms of discretionary income and personal net worth.

Employees

RML currently has no employees, and intends to keep its number of employees at the minimum. Further, the management team does not draw salaries at this time. All of RML's management team members are compensated through equity with minimal stipends, with all creative and logistical services provided through contractual arrangements. Much like an independent movie production, it is uncommon to carry significant overhead (salary, offices, etc.) but very common for management to be in the same financial boat as investors.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company has secured the trademark of the RockmaniaLive! logo and tagline. All audio and visual content produced will remain the proprietary IP of the company.



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Events of Disqualification

The Issuer has not had any events in the past that have triggered, or to the best of the knowledge of the Issuer, will trigger disqualification.



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Previous Offerings

The Company has not previously conducted any exempt offerings.



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The first year of Company operations has been exclusively devoted to legal research, music composition and recording, business development and business model finalization. At this, the end of our pre-revenue stage, we now transition towards full content development, event production and marketing outreach to both venues and promoters in the U.S. and Europe. Losses generated to date are due to expenses and investment in concept architecture and legal vetting, along with associated professional fees.

We anticipate profitability upon the completion of the full first year of performances of our first album series, with the expectation to apply operational cash flow towards the development of the next album series to minimize the need for additional capital. However, there is no guarantee that we will reach profitability at that time, or ever.

RESULTS OF OPERATIONS – YEAR ENDED 12/31/2015

Revenue

The Company was in the midst of its development and vetting phase and thus did not record revenue.

Operating Costs

The Company incurred expenses of $33,749 in its development and vetting efforts to prepare for full content development and event production.

Liquidity and Capital Resources

As of December 31, 2015, we had total assets of $170,325 all of which represents capitalized development costs and preliminary musical content. Since then, CEO Abbey Konowitch has continued to fund development efforts through the indebtedness described above, however the next phase of investment to operationalize the Company is an amount that requires external capital.

PLAN OF OPERATIONS

As expected, the Company has begun its final pre-revenue phase of content development and business-to-business marketing which will be the most capital intensive. As such, the Company has yet to generate revenue (and any associated profit) which has been anticipated in our operational and capital budgeting process. At this point, we make the transition from "design" to "build" and begin to incur the associated costs of paying musicians, studios, visual designer and production managers to create the scalable RockmaniaLive! experience.

To date, $317,000 has been loaned to the Company through the indebtedness described above, which has provided the necessary foundational capital to fund all pre-production efforts. We now seek to raise at least $250,000 and up to $1,000,000 in funding from this Offering to produce our first album series and stage initial performances for promoters, venue managers and sponsors in major entertainment markets. Upon completion of this phase, which management expects to take approximately 3 months, we will commence our core revenue-generating activities of live shows, music sales, licensing arrangements and sponsorship agreements that will place us in favorable revenue generation position. In the event that we do not immediately achieve our goals, or to increase our content production and marketing capabilities, we may seek additional funding from a combination of short-term and long-term sources and from one or more of the sources discussed.

NOTE 1 – NATURE OF OPERATIONS

RockmaniaLive, LLC was formed on January 29, 2015 ("Inception") in the State of California. The Company's headquarters are located in Beverly Hills, California. The financial statements of RockmaniaLive, LLC (which may be referred to as "RockmaniaLive!," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company will produce, promote and deliver an immersive live entertainment experience with Cirque de Soleil level quality of performance at a mid-to-high price point that remains accessible for its target audience. RockmaniaLive! is a scalable brand and production platform that supports simultaneous performances across multiple venues, but with much larger market reach, lower production costs, and musical content that has a sizeable fan base that does not need to be created from scratch. Performances will take place simultaneously in multiple markets across the United States and the world, adding a community element with local orchestras, featuring consistent visual content with a specific set list. The result is the combination of a professionally-produced immersive experience combined with performers and venues with ties to specific communities and markets.

Management's Plans
Since inception, we relied upon advances from our founder to fund operating costs. As of December 31, 2015, we had negative working capital of approximately $204,000 and will incur additional costs prior to revenue generating activities. Management reviewed various factors for liquidity including, expected minimum future budgetary requirements, the availability of additional capital from our founder and a high degree of interest from strategic partners and individual investors, along with potential investment from our expected Regulation Crowdfunding campaign. Accordingly, management concluded the plan for liquidity is sufficient to continue to operate as a going concern in the normal course of business for the next twelve months. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management and collaborative team, provide our basis for belief that the Company can be a success for stakeholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts payable and related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not commenced revenue generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, aversion to live entertainment for security reasons, and acceptance of our product into the market which could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products or service has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred in instances when the Company receives funds in advances of services being provided. As of the date of this report, the Company has not yet commenced revenue generating activities.

Production Costs
The Company defers certain costs of productions such as creative design, content, musical production, scenery, rehearsal and other related costs for the Company's proprietary shows. Deferred production costs are amortized on a straight-line basis over the course of a production's performance period using the expected life of a show's assets, which are expected to generally be five (5) years. Deferred production costs are subject to recoverability assessments whenever there is an indication of potential impairment. To date, the Company has expensed such costs as recoverability is not certain and cannot be reasonably assured due to the Company not having significant operating history.

Income Taxes
The Company is taxed as Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation will pay state income taxes at reduced rates. The Company's 2015 tax return filing with the Internal Revenue Service and state of California remains open to examination.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' DEFICIT

LLC Units
Upon formation, the Company's sole member received 100% of the LLC interests.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Related Party
From time-to-time, the Company received funds for working capital from our founder. In aggregate, $170,325 was advanced and outstanding as of December 31, 2015, and included in related party advances on the accompanying balance sheet. The advances carry no interest as they were intended to be short-term and are due on demand.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company's founder has advanced an additional $107,000 to the Company for working capital under the same terms as described in Note 6.

In January 2016, the Company borrowed $40,000 from a family member of one of the Company's collaborators.   The note carries an interest rate of 6% per annum and is due upon the Company receiving its first round of investor funding.

The Company has evaluated subsequent events that occurred after December 31, 2015 through September 15, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ROCKMANIALIVE, LLC
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

	Period From Inception to December 31, 2015
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses:	
General and administrative	49,620
Sales and marketing	117,957
Production and development	36,497
Total operating expenses	204,074
Operating loss	(204,074)
Net loss	$ (204,074)
Member's equity - January 29, 2015	-
Member's deficit, end of period	$ (204,074)

See accompanying accountants' review report and notes to financial statements

ROCKMANIALIVE, LLC
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

	Period From Inception to December 31, 2015
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses:	
General and administrative	49,620
Sales and marketing	117,957
Production and development	36,497
Total operating expenses	204,074
Operating loss	(204,074)
Net loss	$ (204,074)
Member's equity - January 29, 2015	-
Member's deficit, end of period	$ (204,074)

See accompanying accountants' review report and notes to financial statements



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Indebtedness

The Company had the following indebtedness outstanding as of September 1, 2016:

Initial Founder Capitalization: Zero Interest Credit Facility
Inception Date: February 1, 2015
Amount Outstanding: $277,000
Interest Rate: 0%
Annual Interest Payment: $0
Principal Maturity Date: None/Revolving
Security: None
Covenants: None

Audio Content Creation: Producer Promissory Note
Inception Date: February 1, 2015
Amount Outstanding: $40,000
Interest Rate: 6%
Annual Interest Payment: $0
Principal Maturity Date: December 1, 2016
Security: None
Covenants: None

Concurrent Offerings

Certain high net worth individuals, family investment offices and music production companies have been offered the opportunity to invest in the Company via a convertible debt instrument in increments of $250,000 (or such other increments as shall be determined by the Company). Convertible debt investors would accrue interest on their principal amounts invested and would not be paid interest in cash. Principal and accrued interest under such convertible debt instruments would convert into shares of preferred or other stock issued to new investors in a subsequent capital raise following the Offering (subject to certain conditions), or if the Company does not complete such a capital raise within thirty (30) months following the issuance date of such convertible debt, principal and accrued interest will convert into shares of Common Stock, in each case pursuant to valuations set forth in the convertible debt instruments. However, such conversion would not take place as part of or in connection with the Offering.



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

Officers have elected to receive options to purchase shares of Common Stock in lieu of cash compensation until such a point where RML operations support such expenses and content development is sufficiently capitalized.

PRINCIPAL SECURITY HOLDERS

Name of Holder	Title	Number & Class of Securities	% Voting Power Prior to Offering
Abbey Konowitch	CEO	7,000,000 shares of Common Stock	87.5%
Rob Cavallo	EVP	1,000,000 shares of Common Stock*	12.5%
Tommy Tallarico	EVP	500,000 option shares*	0%
Holly Browde	EVP	250,000 option shares*	0%
Ravin Bisla	CFO	250,000 option shares*	0%

* To be issued prior to close of the Offering



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

RELATED PARTY TRANSACTIONS

The Company has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

ROCKMANIALIVE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31, 2015

Together with
Independent Accountants' Review Report

RockmaniaLive, Inc.
Index to Financial Statements
(unaudited)



Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Stockholder
RockmaniaLive, Inc.
Beverly Hills, California

We have reviewed the accompanying financial statements of RockmaniaLive, Inc. (the "Company") a Delaware corporation, formerly RockmaniaLive, LLC, a California Limited Liability Company, which comprise the balance sheet as of December 31, 2015, and the related statements of operations and member's deficit, and of cash flows for the period from January 29, 2015 (Inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
September 23, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

ROCKMANIALIVE, INC.
BALANCE SHEET
DECEMBER 31, 2015
(unaudited)

	December 31, 2015
Assets:	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Member's Deficit:	
Accounts payable	$ 33,749
Related party advances	170,325
Current liabilities	204,074
Commitments and contingencies (Note 4)	-
Member's deficit	
Member's deficit	(204,074)
Total member's deficit	(204,074)
Total liabilities and member's deficit	$ -

ROCKMANIALIVE, INC.
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

	Period From Inception to December 31, 2015
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating Expenses:	
General and administrative	49,620
Sales and marketing	117,957
Production and development	36,497
Total operating expenses	204,074
Operating loss	(204,074)
Net loss	$ (204,074)
Member's equity - January 29, 2015	-
Member's deficit, end of period	$ (204,074)

ROCKMANIALIVE, INC.
STATEMENT CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

		Period From Inception to December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(204,074)
Changes in operating assets and liabilities:		
Accounts payable		33,749
Net cash used in operating activities		(170,325)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances		170,325
Net cash provided by financing activities		170,325
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying accountants' review report and notes to financial statements

NOTE 1 – NATURE OF OPERATIONS

RockmaniaLive, LLC was formed on January 29, 2015 ("Inception") in the State of California and on September 22, 2016 was reincorporated as RockmaniaLive, Inc., a Delaware Corporation. The Company's headquarters are located in Beverly Hills, California. The financial statements of RockmaniaLive, Inc. (which may be referred to as "RockmaniaLive!," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company will produce, promote and deliver an immersive live entertainment experience with Cirque de Soleil level quality of performance at a mid-to-high price point that remains accessible for its target audience. RockmaniaLive! is a scalable brand and production platform that supports simultaneous performances across multiple venues, but with much larger market reach, lower production costs, and musical content that has a sizeable fan base that does not need to be created from scratch. Performances will take place simultaneously in multiple markets across the United States and the world, adding a community element with local orchestras, featuring consistent visual content with a specific set list. The result is the combination of a professionally-produced immersive experience combined with performers and venues with ties to specific communities and markets.

Management's Plans
Since inception, we relied upon advances from our founder to fund operating costs. As of December 31, 2015, we had negative working capital of approximately $204,000 and will incur additional costs prior to revenue generating activities. Management reviewed various factors for liquidity including, expected minimum future budgetary requirements, the availability of additional capital from our founder and a high degree of interest from strategic partners and individual investors, along with potential investment from our expected Regulation Crowdfunding campaign. Accordingly, management concluded the plan for liquidity is sufficient to continue to operate as a going concern in the normal course of business for the next twelve months. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management and collaborative team, provide our basis for belief that the Company can be a success for stakeholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Basis of Presentation

As discussed elsewhere herein, RockmaniaLive, LLC was reincorporated as RockmaniaLive, Inc. The historical financial statements included herein are those of RockmaniaLive, LLC. In subsequent reporting periods, the financial statements will reflect the capital structure of RockmaniaLive, Inc. from that of a Limited Liability Company. All assets and liabilities are reported at their historical costs on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance

provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts payable and related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not commenced revenue generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, aversion to live entertainment for security reasons, and acceptance of our product into the market which could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products or service has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred in instances when the Company receives funds in advances of services being provided. As of the date of this report, the Company has not yet commenced revenue generating activities.

Production Costs
The Company defers certain costs of productions such as creative design, content, musical production, scenery, rehearsal and other related costs for the Company's proprietary shows. Deferred production costs are amortized on a straight-line basis over the course of a production's performance period using the expected life of a show's assets, which are expected to generally be five (5) years. Deferred production costs are subject to recoverability assessments whenever there is an indication of potential impairment. To date, the Company has expensed such costs as recoverability is not certain and cannot be reasonably assured due to the Company not having significant operating history.

Income Taxes
The Company is taxed as Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation will pay state income taxes at reduced rates. The Company's 2015 tax return filing with the Internal Revenue Service and state of California remains open to examination.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' DEFICIT

LLC Units
Upon formation, the Company's sole member received 100% of the LLC interests.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Related Party
From time-to-time, the Company received funds for working capital from our founder. In aggregate, $170,325 was advanced and outstanding as of December 31, 2015, and included in related party advances on the accompanying balance sheet. The advances carry no interest as they were intended to be short-term and are due on demand.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company's founder has advanced an additional $107,000 to the Company for working capital under the same terms as described in Note 6.

In January 2016, the Company borrowed $40,000 from a family member of one of the Company's collaborators. The note carries an interest rate of 6% per annum and is due upon the Company receiving its first round of investor funding.

On September 22, 2016, RockmaniaLive, LLC reincorporated in Delaware as RockmaniaLive, Inc. Under the new Delaware Corporation, the Company is authorized to issue 25,000,000 of common stock with par value of $0.0001 per share, and 10,000,000 shares of Preferred stock with par value of $0.0001. The current Member's LLC interests will be converted into 7,000,000 shares of common stock.

The Company has evaluated subsequent events that occurred after December 31, 2015 through September 23, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ROCKMANIALIVE, LLC
STATEMENT CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2015
(unaudited)

	Period From Inception to December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (204,074)
Changes in operating assets and liabilities:	
Accounts payable	33,749
Net cash used in operating activities	(170,325)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party advances	170,325
Net cash provided by financing activities	170,325
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying accountants' review report and notes to financial statements



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Use of Proceeds

We estimate that, at a per share Common Stock price of $1.00, the net proceeds from the sale of the 1,000,000 shares of Common Stock in this offering will be approximately $915,000 after deducting the estimated offering expenses of approximately $85,000.

The net proceeds of this offering will be used primarily to create and produce content, provide working capital for expansion/pre-development activities, market the Company to industry buyers and influencers and provide overhead for the Company's operations.[1]

Accordingly, we expect to use the net proceeds as follows:

	Offering Amount Sold	Offering Amount Sold
Gross Proceeds	$ 250,000	$ 1,000,000
Less: Offering Expenses		
a. StartEngine Fees (2.5% of 5% total fee)	$ 6,250	$ 25,000
b. Campaign Marketing	$ 50,000	$ 50,000
c. Professional Fees	$ 10,000	$ 10,000
Net Proceeds	$ **183,750**	$ **915,000**
Uses of Net Proceeds		
a. Content Creation	$ 183,750	$ 800,000
b. Marketing	$ -	$ 50,000
c. Corporate Overhead	$ -	$ 40,000
d. Working Capital	$ -	$ 25,000
Total Uses	$ **183,750**	$ **915,000**

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The $50,000 in "Campaign Marketing" has been advanced to the Company by StartEngine as part of its Marketing Fund Advance Program.



RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Rob Cavallo

Rock Mania Live is basically a great show, it's a great night out, and it's a way to see classic rock albums brought to life with the orchestra pumping. You'll have a multimedia show, you'll have great visuals, you'll have great music really the best music ever written. These arrangements are going to be fantastic because it's expressly the thing that we're putting all of our energy into, they're going to move you emotionally, it's going to be really big. you know when you're just in the zone of enjoying great great music? There's a team of people who are working on the visuals and it's just going to be something for you to look up at and see that's going to be just as informative as the music itself. I've had the good fortune of being the rock record producer over the last 25 years so I know every good player in town and we're hiring and casting actually the very best people who can cover and recreate this amazing music that we all know and love. With this crowdfunding campaign, we're helping to raise one million dollars. The million dollars will actually directly go into the creation of the show itself. It goes into the production, it goes into let's say art direction, lighting direction, this can play all over the world for decades to come.

Abbey Konowitch

The goal of Rock Mania Live was to create a credentialed performance. There are lots of shows out there that do classic rock tributes, none of them have Grammy award winning producers and arrangements. No one has the best orchestration, no one has the visual acumen of the people that we've hired. We're going for the cream de la cream, the best version by having David Campbell doing the orchestration, we're joining a group of people like Adele, the Rolling Stones, U2 and Paul McCartney, who have chosen David Campbell to do their orchestrations. So we know that we have on the music side the best possible people. We're creating symphonic rock arrangements of those great albums with real rock beats done by a top rock producer. Our first show is going to be Houses of the Holy. The centerpiece of the show will be the album but there will be great songs from Led Zeppelin throughout the night opening the show, closing the show, and throughout the album. You're going to hear bombastic arrangements and beautiful music, images that surround you that come at you and then enhance the music if you can remember what it was like the first time you heard some of these albums. This will be a mindblower. The idea of Rock Mania Live is not a one off night, it's not a one off tour, it's a property that we're going to be building that will be able to last for decades. For a minimum investment of $1000, you get to own a little bit of rock history. You can be an owner in a global music franchise. Long after these artists are gone, their music will be a legacy. and we want to tap into that legacy with Rock Mania Live and have the legacy of Pink Floyd, Queen, The Who, Elton John, AC/DC, live on forever.